EXHIBIT 3.1

                     INTEGRATED RESOURCE TECHNOLOGIES, INC.

                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

         The Certificate of Incorporation of Integrated Resource Technologies, Inc. a Delaware corporation organized under the original name "International Bankcard Services Corporation" on March 21, 1986, is hereby amended and restated. This Amended and Restated Certificate has been duly proposed and adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

         FIRST:   The name of this corporation is

                  Comprehensive Environmental Systems, Inc.

         SECOND: Its registered office in the State of Delaware is located at Three Christina Centre, 201 N. Walnut Street, Wilmington, DE 19801, County of
New Castle. The name and address of its registered agent is The Company Corporation, at the same address.

         THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

                "The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware."

         FOURTH: The amount of the total authorized capital stock of this corporation is as follows:

            (a) Common Stock. Fifty Million (50,000,000) shares of Common Stock, par value $.0001 per share; and

            (b) Preferred Stock. Ten Million (10,000,000) shares of Preferred Stock having a par value of $.01 per share, which may be divided into and issued in Series. Holders of Preferred Stock shall not have the right to cumulate their votes for the election of directors of the corporation is and shall not have preemptive rights. The Board of Directors is authorized, from time to time, to divide the Preferred Stock into Series, to designate each Series, to fix and determine separately for each Series any one or more of the following relative rights and preferences, and to issue shares of any Series then or previously designated, fixed and determined:

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                     (i)   The rate of dividends;

                     (ii) The price at and the terms and conditions on which shares may be redeemed;

                     (iii) The  amount  payable  upon  shares  in  the  event of involuntary liquidation;

                     (iv) The amount payable upon shares in the event of voluntary liquidation;

                     (v)   Sinking   fund   provisions  for  the  redemption  or
                           purchase of shares;

                     (vi) The terms and conditions on which shares may be converted if the shares of any Series are issued with the privilege of conversion; and

                     (vii) Voting rights.

                  Dividends on Preferred Stock, when and as declared by the Board of Directors out of any funds legally available therefor, may, as designated by the Board of Directors, be cumulative, and may, as designated by the Board of Directors, have a preference over the Common Stock as to the payment of such dividends.

                  In the event of voluntary or involuntary liquidation of the corporation, the Preferred Stock shall have a preference in the assets of the corporation over the Common Stock.

           FIFTH: Every ten shares of Common Stock of the Corporation with a par value of $.0001 per share outstanding on the effective date of this amendment (February 6, 1995) are hereby changed into one share of Common Stock of the Corporation with a par value of $.0001 per share; provided, however, that in lieu of issuing any fractional shares, there shall be paid to each stockholder who, according to the foregoing provisions would otherwise be entitled to receive as a stock dividend a fractional share of Common Stock (whether or not in addition to one or more full shares) an amount of cash equal to the value of such fractional share based on the closing price, as reported, for shares of the Corporation's Common Stock by the NASDAQ on such effective date, after giving effect to the stock change herein provided.

           SIXTH:   Intentionally omitted.

           SEVENTH: The Directors shall have power to make and to alter or amend the By-Laws, to fix the amount to be reserved as working capital, and to authorize and cause


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to  be  executed,  mortgages and liens without limit as to  the amount, upon the property and franchise of the Corporation.

mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

           With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.

           The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law or the By-Laws, or by resolution of the stockholders.

           The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

           It is the intention that the objects, purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or interference from the terms of any other clause or paragraph in this certificate of incorporation, but that the objects, purposes and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

           EIGHTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

           The capital of this corporation shall not be reduced under or by reason of any amendments included in this Amended and Restated Certificate of Incorporation.

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           IN WITNESS  WHEREOF,  said Integrated Resource Technologies, Inc. has caused this certificate to be signed by Andrea Varsi, its President, this 3rd day of February, 1995.

                                      Integrated Resource Technologies, Inc.


                                      By:       /s/ Andrea Varsi
                                         --------------------------------------
                                         Andrea Varsi, President


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